Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au





10015288

24 February 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

22 February 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 19 February 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.008%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 19 February 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

19 February 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 January to 31 January 2010

Since the last notification to ASX on 15 January 2010 of the positions as at 31 December 2009:

(a) on 4 January 2010, 1,466 fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited;

(b) on 25 January 2010, 31,065 shares were issued at a price of $52.04 pursuant to the Macquarie Group Employee Share Plan;

(c) since the last notification to ASX on 15 January 2010 of the positions as at 31 December 2009, the following options have been exercised (converting into one newly issued fully paid share per option):
- 5,000 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285);
- 5,000 options exercisable at $48.68 each and expiring on 24 January 2010 (MQG0286);
- 1,668 options exercisable at $49.51 each and expiring on 8 March 2010 (MQG0292) and
- 875 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396).

Therefore, as at 31 January 2010, the number of issued fully paid ordinary shares was 334,805,233.

Since the last notification to ASX on 15 January 2010 of the positions as at 31 December 2009, there have been no new options issued.

Since the last notification to ASX on 15 January 2010 of the positions as at 31 December 2009, the following lapses of unexercised options were processed between 1 January 2010 and 31 January 2010:

- 8,334 options exercisable at $46.97 each and expiring on 10 January 2010 (MQG0284);
- 25,030 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 33,891 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 488 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- 1,333 options exercisable at $79.33 and expiring on 22 January 2012 (MQG0359);
- 7,334 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 5,428 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 29,954 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 2,667 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 595 options exercisable at $71.41 each and expiring on 8 October 2012 (MQG0386);
- 7,332 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 826 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 127 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- 2,087 options exercisable at $56.79 each and expiring on 8 April 2013 (MQG0398);
- 2,087 options exercisable at $63.09 each and expiring on 8 May 2013 (MQG0400);
- 43,371 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 57 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408);

- 11,000 options exercisable at $53.91 and expiring on 22 October 2013 (MQG0416); and
- 3,000 options exercisable at $49.32 and expiring on 8 September 2014 (MQG0437).

The number of options on issue at 31 January 2010 was 45,513,852 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 January 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0288	50,975	$49.31	8/02/2010
MQG0289	3,336	$49.47	8/02/2010
MQG0291	25,618	$49.16	22/02/2010
MQG0292	20,834	$49.51	8/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	35,002	$47.82	8/04/2010
MQG0295	35,001	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	5,000	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,454,632	$63.34	1/08/2010
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,342	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	26,124	$66.92	8/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	9/01/2011
MQG0324	10,818	$70.47	23/01/2011
MQG0325	61,478	$63.09	8/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	57,000	$60.35	8/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0333	61,459	$70.21	8/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,240,059	$61.79	1/08/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 January 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0340	21,833	$61.79	8/08/2011
MQG0341	66,162	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	56,539	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	152,923	$64.43	8/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	29,916	$65.96	22/09/2011
MQG0348	3,060	$61.79	9/10/2011
MQG0349	73,483	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	10,948	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	53,582	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,583	$74.11	22/11/2011
MQG0356	15,898	$71.92	8/12/2011
MQG0357	48,907	$75.57	22/12/2011
MQG0358	12,000	$78.24	8/01/2012
MQG0359	50,171	$79.33	22/01/2012
MQG0360	35,870	$82.57	8/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	8/03/2012
MQG0363	64,666	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	24,077	$85.30	10/04/2012
MQG0367	157,341	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	2,666	$70.60	22/11/2010
MQG0371	51,338	$89.76	8/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	37,066	$87.77	8/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	80,473	$87.18	9/07/2012
MQG0377	47,874	$90.83	23/07/2012
MQG0378	40,050	$73.86	8/08/2012
MQG0379	8,895,133	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	58,359	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	112,079	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 January 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0385	97,405	$76.69	24/09/2012
MQG0386	476	$71.41	8/10/2012
MQG0387	54,334	$86.34	8/10/2012
MQG0388	66,345	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	269,596	$79.38	10/12/2012
MQG0391	50,709	$74.30	24/12/2012
MQG0392	46,556	$72.27	8/01/2013
MQG0393	116,292	$64.40	22/01/2013
MQG0394	159,662	$63.74	8/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	64,867	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	118,093	$56.79	8/04/2013
MQG0399	43,521	$59.16	22/04/2013
MQG0400	87,313	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,000	$47.29	8/07/2013
MQG0405	50,288	$47.29	22/07/2013
MQG0406	48,087	$51.01	8/08/2013
MQG0407	15,426,455	$53.91	15/08/2013
MQG0408	94,023	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	19,709	$53.91	8/09/2013
MQG0411	139,000	$45.35	8/09/2013
MQG0412	96,919	$53.91	22/09/2013
MQG0413	127,667	$33.49	22/09/2013
MQG0414	86,569	$53.91	8/10/2013
MQG0415	108,324	$36.20	8/10/2013
MQG0416	132,186	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	83,975	$31.99	10/11/2013
MQG0419	37,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	8/12/2013
MQG0421	37,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	8/01/2014
MQG0423	24,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	9/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	9/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	8/04/2014
MQG0429	69,000	$30.89	22/04/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 January 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0430	41,000	$34.02	8/05/2014
MQG0431	6,000	$36.87	9/06/2014
MQG0432	21,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	8/07/2014
MQG0434	24,000	$39.03	22/07/2014
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	8/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	42,000	$54.25	8/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	24,000	$48.48	8/12/2014
	45,513,852		

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128


MACQUARIE

ASX/Media Release

MACQUARIE NOTES S&P HAS AFFIRMED RATINGS AND REVISED OUTLOOKS TO STABLE FROM NEGATIVE

SYDNEY, 17 February 2010 – Macquarie Group Limited (ASX: MQG, ADR: MQBKY) today noted that Standard and Poor's (S&P) has revised its outlooks for the Macquarie group of companies to Stable from Negative.

S&P also affirmed its ratings of the Macquarie group of companies: 'A' long-term and 'A-1' short-term issuer credit ratings on Macquarie Bank Limited, 'A-' long-term and 'A-2' short-term issuer credit ratings on Macquarie Group Limited, Macquarie Financial Holdings Limited and Macquarie International Finance Limited and 'A' long-term issue credit rating on Macquarie Life Limited.

Macquarie Chief Financial Officer Greg Ward welcomed the ratings affirmation and revised outlooks which S&P noted reflected the Group's ability to maintain supportive capital and a satisfactory earnings profile, as well as manage funding and liquidity challenges, notwithstanding continued – albeit reduced – uncertainty in the environment in which the Group operates.

In addition to this, S&P noted the following:

- "Standard & Poor's ratings on MQG, and MQG's subsidiaries, are supported by the group's strong market positions in the key business lines—institutional broking, investment banking, unlisted funds management and fixed income, commodities, and currency (FICC), which collectively account for about three-quarters of the group's earnings"

- "We consider that the Group's strong risk management capabilities and risk management framework offset the risks inherent in MQG group's business model"

Macquarie Group is regulated by the Australian Prudential Regulation Authority (APRA) as a holding company of an Australian bank.

Contacts:

Karen Khadi, Macquarie Group, Investor Relations +612 8232 3548
Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102